Exhibit 99.2

NICE Actimize Uncovers Complex Financial Crime with Advanced Analytics in New
AI-Powered ActOne Case Management

ActOne’s visual network exploration capabilities, dynamic workflow, and ecosystem intelligence enables financial institutions to operate at the speed of risk

Hoboken, N.J., April 13, 2023 – Inadequate enterprise case management results in investigator frustration and operational inefficiency. Taking on these challenges, NICE Actimize, a NICE (NASDAQ: NICE) business, today launched its ActOne10 Case Management solution to provide financial institutions with the speed, agility, intelligence, and connectivity to lead the way in fighting financial crime. ActOne10 is the next generation of NICE Actimize’s award-winning case manager that is trusted by leading global financial institutions and which supports over 300,000 analysts and investigators daily.

NICE Actimize’s AI-powered ActOne10 delivers dynamic workflow management, risk insights, and network analytics, all within a unified platform for solving complex financial crime by automating manual and repetitive steps, visualizing deeper insights, and proactively exposing associated risk. ActOne10 allows financial institutions to operate at the speed of risk while enhancing operational efficiency.

“Financial institutions require a powerful combination of intelligence, visualization, and automation to enable analysts and investigators to reduce investigation time, manage workflows, and enable smarter decisions,” said Craig Costigan, CEO, NICE Actimize. "Our market leading alert and case management solution meets the challenges of today and tomorrow, providing the heart and intelligence for financial crime-fighting units."

NICE Actimize’s ActOne10 Case Management solution uncovers networked crime with cutting-edge network analytics to detect and explore complex use cases like money mule rings, nested correspondent banking, and many more. Among its key features are:

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Advanced Network Analytics. Visually exploring network connections, NICE Actimize’s ActOne10 Case Management finds non-obvious connections between entities and ascertains inferred risk within the network.

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Actionable Risk Insights. Reducing research time by delivering intelligence during investigations, ActOne10 removes the obstacles of integrating and maintaining data connectivity to insights from the ecosystem and automatically notifies analysts.

•	Dynamic Workflow. Providing dynamic, data-driven, risk-calibrated workflow to speed decisioning and improve efficiency while providing complete transparency and full audit.

Please visit our website here for further information on NICE Actimize’s ActOne10 Case Management solution.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions and government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers' and investors' assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence, and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.